MODIV INDUSTRIAL, INC.
2195 South Downing Street
Denver, CO 80210

June 25, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, NE
Washington, D.C. 20549
Attn: Ruairi Regan

Re:	Modiv Industrial, Inc. Registration Statement on Form S-3 File No. 333-287684

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Modiv Industrial, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the registration statement on Form S-3 (File No. 333-287684) (the “Registration Statement”), to 4:05 p.m., Eastern Time, on June 27, 2025, or as soon as practicable thereafter.

We understand that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morrison & Foerster LLP, by calling Andrew P. Campbell at (202) 887-1584.

Very truly yours,

Modiv Industrial, Inc.

/s/ Aaron S. Halfacre
Name: Aaron S. Halfacre
Title: President and Chief Executive Officer

cc:	Raymond J. Pacini John C. Raney Modiv Industrial, Inc. Andrew P. Campbell Ryan J. Adams Morrison & Foerster LLP